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INTERNAL REVENUE SERVICE                Department of the Treasury
Plan Description: Master Standardized
  Profit Sharing Plan & Trust with CODA
CFN: 50244720002-001                    Washington, DC  20224
Case: 9101575
EIN: 31-6172509                         Person to Contact: Ms. Wiggins
UPD: 02     Plan: 001
Letter Serial No: D268690a              Telephone No: (202) 566-3008

OHIO SAVINGS & LOAN LEAGUE              Refer Reply to:  E:EP:Q:8

88 EAST BROAD STREET                    Date:     03/05/92

COLUMBUS     OH     43215



Dear Applicant:

In our opinion, the form of the plan identified above is acceptable under Section 401 of the Internal Revenue Code for use by employers for the benefit of their employees. This opinion relates only to the acceptability of the form of the plan under the Internal Revenue Code. It is not an opinion of the effect of other Federal or local statutes.

We have determined that the related trust or custodial account under this master plan is exempt from income tax under Code Section 501(a)

You must furnish a copy of this letter to each employer who adopts this plan. You are also required to send a copy of the approved form of the plan, any approved amendments and related documents to each Key District Director of Internal Revenue Service in whose jurisdiction there are adopting employers.

Our opinion on the acceptability of the form of the plan is not a rating or determination as to whether an employer's plan qualifies under Code
Section 401(a). An employer who adopts this plan will be considered to have a plan qualified under Code Section 401(a) provided all the terms of the plan are followed, and the eligibility requirements and contribution or benefit provisions are not more favorable for highly compensated employees than for other employees. Except as stated below, the Key District Director will not issue a determination letter with regard to this plan.

Our opinion does not apply to the form of the plan for purposes of Code
Section 401(a)(16) if: (1) an employer ever maintained another qualified plan for one or more employees who are covered by this plan, other than a specified paired plan within the meaning of section 7 of Rev. Proc. 89-9, 1989-1 C.B. 780; or (2) after December 31, 1985, the employer maintains a welfare benefit fund defined in Code Section 419(e), which provides postretirement medical benefits allocated to separate accounts for key employees as defined in Code Section 419A(d)(3).

An employer that has adopted a standardized plan may not rely on this opinion letter with respect to: (1) whether any amendment or series of amendments to the plan satisfies the nondiscrimination requirements of
Section 1.401(a)(4)-5(a) of the regulations, except with respect to plan amendments granting past service that meet the safe harbor described in
Section 1.401(a)(4)-5(a)(5) and are not part of a pattern of amendments that significantly discriminates in favor of highly compensated employees; or (2) whether the plan satisfies the effective availability requirement of Section 1.401(a)(4)-4(c) of the regulations with respect to any benefit, right or feature.

An employer that has adopted a standardized plan as an amendment to a plan other than a standardized plan may not rely on this opinion letter with respect to whether a benefit, right or other feature that is prospectively eliminated satisfies the current availability requirements of Section 1.401(a)-4 of the regulations.

The employer may request a determination: (1) as to whether the plan, considered with all related qualified plans and, if appropriate, welfare benefit funds, satisfies the requirements of Code Section 401(a)(16) as to limitations on benefits and contributions in Code Section 415; (2) regarding the nondiscriminatory effect of grants of past service; and
(3) with respect to whether a prospectively eliminated benefit, right or feature satisfies the current availability requirements.